EXHIBIT 12

                           BENCHMARK ELECTRONICS, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                                                         DECEMBER 31,
                                                     ----------------------------------------------------
                                                       1999       1998       1997       1996       1995
                                                     --------   --------   --------   --------   --------
EARNINGS
Income before income taxes and extraordinary item    $ 20,276   $ 26,890   $ 23,952   $ 14,483   $  9,531
Fixed charges ....................................     11,637      5,346      2,983      1,774         71
                                                     --------   --------   --------   --------   --------
Income before income taxes, extraordinary item and
    fixed charges ................................     31,913     32,236     26,935     16,257      9,602
                                                     ========   ========   ========   ========   ========
FIXED CHARGES
Debt issuance costs ..............................        570        122         60         25       --
Interest expense .................................      9,696      4,393      2,472      1,442       --
Interest component of rental expense .............      1,371        831        452        307         71
                                                     --------   --------   --------   --------   --------
Total fixed charges ..............................     11,637      5,346      2,984      1,774         71
                                                     ========   ========   ========   ========   ========
Earnings to fixed charges ratio:
     Actual ......................................       2.74 x     6.03 x     9.03 x     9.16 x   134.75 x(1)

             (1) Differences in calculated amount due to rounding.